UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number Commission File Number 001-08519

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

CINCINNATI BELL INC.

Full Name of Registrant

N/A

Former Name, if Applicable

221 East Fourth Street

Address of Principal Executive Office (Street and Number)

Cincinnati, OH 45202

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

On September 7, 2021, Cincinnati Bell Inc. (the “Company”), completed a going-private merger transaction with Red Fiber Parent LLC, a Delaware limited liability company (“Parent”), and RF Merger Sub Inc., an Ohio corporation and directly wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub merged with, and into, the Company, with the Company as (i) the surviving entity and (ii) a direct, wholly-owned subsidiary of Parent.

The Company is unable to file its Quarterly Report on Form 10-Q (the “Form 10-Q”) for the quarterly period ended March 31, 2022 by the prescribed due date without undue hardship or expense. The Company requires additional time to prepare its financial statements to be filed as a part of the Form 10-Q due to its continuing efforts to complete its interim condensed consolidated financial statements for the period ended September 30, 2021 and its annual audited consolidated financial statements for the year ended December 31, 2021.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Joshua T. Duckworth	(513)	397-4752
	(Name)	(Area code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    ☐  Yes    ☒  No

Form 10-Q for the quarter ended September 30, 2021.

Form 10-K for the year ended December 31, 2021

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Form 10-Q for the three month period ending March 31, 2022 will reflect the merger transaction as of September 7, 2021. Operating income has been negatively impacted by the merger transaction and the associated impact of purchase accounting. Further, the 2022 quarterly consolidated financial statements will include a black line division between the columns titled “Predecessor” and “Successor” to signify amounts shown for periods prior to and following the merger transaction are not comparable.

Cincinnati Bell Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 12, 2022

By:	/s/ Joshua T. Duckworth
	Name:	Joshua T. Duckworth
	Title:	Chief Financial Officer